Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Attorney Shield, Inc.
8 THE GRN STE R
DOVER, DE 19901
https://attorney-shield.com

Up to $999,999.60 in Class B Common Stock at $1.20
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Attorney Shield, Inc.
Address: 8 THE GRN STE R, DOVER, DE 19901
State of Incorporation: DE
Date Incorporated: July 17, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 12,500 shares of Class B Common Stock
Offering Maximum: $999,999.60 | 833,333 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $100.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 10% bonus shares

Super Early Bird - Invest within the first week and receive 7% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive an Annual Attorney Shield Family Membership (up to 5 member accounts)

Tier 2 Perk - Invest $1000+ and receive a lifetime Attorney Shield Individual Membership

Tier 3 Perk - Invest $5,000+ and receive a lifetime Attorney Shield Family Membership (up to 5 member accounts)

Tier 4 Perk - Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk - Invest $25,000+ and receive 7% bonus shares

Tier 6 Perk - Invest $50,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Attorney Shield, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.20 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Attorney Shield, Inc. ("the Company") was formed on July 17, 2023, as a Delaware Corporation. The Company specializes in providing technology-enabled on-demand legal services. The primary product offered is the Attorney Shield mobile application, which provides immediate access to legal support during encounters with law enforcement.

Business Model

Attorney Shield operates on a membership-based revenue model, where users pay a subscription fee for access to the service. The target customer base includes individuals within the United States who may face interactions with law enforcement, with a particular focus on young males, auto enthusiasts, concerned parents, and individuals with strong constitutional convictions. The Company has formed strategic relationships with various entities to enhance market reach, including web channels like Lackluster Media and Long Island Audit, hip hop producer Frank Nitty, and auto broker/agents LendDefy.

Corporate Structure

Attorney Shield is a 100% remote organization. The CEO and President operate from remote offices in St Augustine, Florida. The headquarters is located in Dover, Delaware. The Company does not have any parent or subsidiary entities.

Intellectual Property

Attorney Shield has applied for relevant trademarks and copyrights to protect its brand and proprietary technology. The Company is in the process of filing patents for its unique methods and processes of delivering on-demand legal services through the mobile app.

Corporate History

Attorney Shield, Inc. was incorporated on July 17, 2023, in the state of Delaware. The Company launched its services in April 2024 and has since gained traction with over 5,300 paid members and $150,000 in seed funding.

Competitors and Industry

Industry Analysis

Attorney Shield operates within the legal services industry, with a specific focus on technology-enabled legal support. The industry is witnessing a growing demand for affordable and accessible legal services, particularly in light of increasing public concern over police misconduct and the need for greater accountability. We believe the Company's unique offering of on-demand legal support through a mobile app places it at the forefront of this emerging market segment.

Competitors

Key competitors in the legal tech space include established legal service providers like LegalZoom and Rocket Lawyer, which offer various online legal services but do not focus specifically on real-time legal support during police interactions. Additionally, traditional law firms and legal aid organizations provide competition, though they lack the immediacy and accessibility offered by Attorney Shield.

Current Stage and Roadmap

Current Stage

Attorney Shield is in the early growth stage, having launched its mobile application and secured initial funding in April 2024. The app is fully functional and available for download on iOS and Android platforms. The Company is focused on expanding its user base and enhancing the app's features.

Road Map

In the near future, Attorney Shield plans to:

- Expand its distribution channels through additional strategic relationships.

- Increase marketing efforts to raise brand awareness and attract more subscribers.

- Develop and launch new features within the app to improve user experience and engagement.

- Pursue additional funding rounds to support growth and development initiatives.

Attorney Shield aims to improve police interactions by offering immediate on-demand legal support through our mobile app. At Attorney Shield, we believe everyone deserves to breathe – to live free from harm by others and the government. This standpoint drives our mission to protect individual rights, promote safety, and improve accountability.

The Team

Officers and Directors

Name: David Christopher Walton

David Christopher Walton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, Director, Officer, Executive, Principal Accounting Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: Responsible for the vision, strategic direction, and financial viability of the company. Oversees all departmental operations and ensures the company meets its financial and strategic goals. Upon reaching certain financial benchmarks, the CEO will initially receive a $100K annual salary. Those financial benchmarks include three consecutive months of the Company attaining positive gross income. Current Salary: $0 (until certain financial benchmarks are met); Equity compensation: Founder shares. David will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: TrueIntel, LLC
  Title: Chief Strategy Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Setting the vision and executing the company's business services, go-to-market consulting, outsourcing solutions for its customers, and most recently, technology enablement services and mobile applications. Though David has this obligation with TrueIntel, David spends nearly 100% of his time with Attorney Shield.

Name: Andy Jack Chance

Andy Jack Chance's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Co-Founder, Director, Officer, Executive, Principal Securities Holder
  Dates of Service: June, 2023 - Present
  Responsibilities: Responsible for revenue and strategic partnerships. Leads a team dedicated to delivering exceptional value and impact to clients and partners. Oversees the operational strategies and ensures seamless service delivery. Upon reaching attaining positive gross income, the President will initially receive a $100K annual salary. Salary: $0 (until certain financial benchmarks are met) Equity compensation: Founder shares

Other business experience in the past three years:

- Employer: TrueIntel, LLC
  Title: Chief Operating Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Oversees operational strategies and ensures seamless service delivery to enhance efficiency and drive growth for clients. Manages international teams and implements innovative solutions to meet diverse business needs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset

remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough Class B Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may

fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Attorney Shield is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The CEO, David Walton, is also the Chief Strategy Officer of another company, TrueIntel.

Though David spends nearly 100% of his time on Attorney Shield, David also has responsibilities and/or obligations as the Chief Strategy Officer of TrueIntel that may overlap at times with his responsibilities and/or obligations as the Chief Executive Officer of Attorney Shield. Investors should be aware of this risk and should thoroughly review the disclosures in our Directors & Officers discussion.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Christopher Walton	2,958,000	Class A Common Stock	33.61%
Andy Jack Chance	2,842,000	Class A Common Stock	32.29%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock , and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 833,333 of Class B Common Stock .

Class A Common Stock

The amount of security authorized is 10,700,004 with a total of 8,300,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 800,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,700,000 shares to be issued pursuant to stock options, reserved but unissued.

Dividend Rights: Class A Common Stock holders are entitled to receive dividends when and if declared by the Board of Directors, subject to the preferential rights of the Series Seed Preferred Stock.

Liquidation Rights: In the event of any liquidation, dissolution, or winding up of the corporation, the holders of Class A Common Stock are entitled to share ratably in all assets remaining after payment of or provision for any debts and other liabilities and the liquidation preference of any outstanding Preferred Stock.

Class B Common Stock

The amount of security authorized is 3,699,996 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

Please refer to Exhibit F of the Offering Memorandum for a complete breakdown of the material rights associated with the Company's Class B Common Stock and other authorized securities.

Conversion Rights: Class B Common Stock automatically converts into Class A Common Stock upon the closing of a Qualified IPO or a Deemed Liquidation Event, at a one-to-one ratio.

Dividend and Liquidation Rights: Same as Class A Common Stock, Class B Common Stock is entitled to share ratably in any dividends declared and assets upon liquidation, dissolution, or winding up, after the preferential rights of the Series Seed Preferred Stock are met.

Series Seed Preferred Stock

The amount of security authorized is 500,004 with a total of 500,004 outstanding.

Voting Rights

Series Seed Preferred Stock holders are entitled to vote on all matters submitted to the stockholders for a vote, with the number of votes equal to the number of shares of Class A Common Stock into which such shares can be converted.

Material Rights

Dividend Rights: Holders of Series Seed Preferred Stock are entitled to receive dividends prior to any dividends declared on the Common Stock, at a rate determined by the Board of Directors.

Liquidation Preference: In the event of liquidation, dissolution, or winding up of the corporation, or a Deemed Liquidation Event, holders of Series Seed Preferred Stock are entitled to receive, before any distribution to Common Stock holders, an amount equal to the greater of (a) $0.30 per share plus any declared but unpaid dividends or (b) the amount they would receive if the Preferred Stock were converted to Common Stock.

Conversion Rights: Series Seed Preferred Stock is convertible into Class A Common Stock at the option of the holder at any time, at the conversion rate equal to the Original Issue Price ($0.30) divided by the Conversion Price (initially $0.30), subject to adjustments.

Adjustments: Conversion Price is subject to adjustments for stock splits, combinations, dividends, distributions, reclassifications, mergers, or consolidations.

Mandatory Conversion: All outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock upon a Qualified IPO or other events specified by the Requisite Holders.

Redemption Rights: Shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the corporation will be automatically cancelled and retired, and cannot be reissued.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock - Series Seed Preferred
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 500,004
  Use of proceeds: Starting the business
  Date: April 30, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 5,800,000
Use of proceeds: N/A
Date: July 19, 2023
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Attorney Shield is post-live and post-revenue. Year-to-date (through 7/31) Attorney Shield has booked approximately $256K in member fee revenue.

Foreseeable major expenses based on projections:

Our largest line item expenses are legal operations staffing through the Bigney Law firm and continued software maintenance and development for the Attorney Shield platform.

Future operational challenges:

One of the primary purposes for the Start Engine raise is to address staffing shortages for additional roles necessary as the business scales.

Additional challenges include maturing in a new market segment: on-demand legal services oriented toward rights protection when dealing with police who are supposed to protect.

Future challenges related to capital resources:

Beyond what the Start Engine raise is intended to address, I anticipate future fundraising efforts designed to address capital projects related to expanding our technical platform (R&D) to support data and analytics and continued investments into the core system.

Future milestones and events:

Approval of the "Attorney Shield" registered trademark which is in the final review stage at the USPTO.

Continued meetings with Congressman Adam Smith an other members of congress to pass an appropriations bill that would provide funding sources to subsidize Attorney Shield memberships for low income individuals and families.

Implementation of Attorney Shield's broker/agent program that enlist existing automotive dealership agents to pitch Attorney Shield along with other paper products that are font-loaded into the price of new and used automobiles, RV's, motorcycles, and watercraft.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of July 15, 2024 the Company has capital resources available in the form of$58,490.81 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations, though by July 17, 2024 will mark Attorney Shield's one-year anniversary; which opens up various borrowing options if for some reason this raise is unsuccessful.

These funds are required to support additional capital investment for the technology platform (R&D) and to assist in expanding sales resources, marketing budget, and member support resources (and possibly a more robust CRM).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign (or funding from other sources) are necessary to the viability of the Company. Of the total funds that our Company has on average, approximately 88% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely based on reality a good portion of our expenses are offset by member adoption revenue and recurring revenue for semiannual plans begin to cycle around in November of 2024 and again in April 2024 along with all annual plans. We are currently less than 30 days away from launching a month-to-month member plan for those who do not want to commit to semiannual or annual payments. This is based on a current monthly burn rate of around $55K to 80K per month for expenses related to legal operations, software development (R&D), general and administrative salaries and expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely based on reality a good portion of our expenses are offset by member adoption revenue and recurring revenue for semiannual plans begin to cycle around in November of 2024 and again in April 2024 along with all annual plans. We are currently less than 30 days away from launching a month-to-month member plan for those who do not want to commit to semiannual or annual payments. This is based on a current monthly burn rate of around $55K to 80K per month for expenses related to legal operations, software development (R&D), general and administrative salaries and expenses.

We do expect an increased burn rate but for administrative staff augmentation; but by doing so, we are able to address the missed opportunities to drive additional member adoption revenue. As well, starting October, member retention renewals for semiannual plans will stack on top of new adoption. Then beginning in April 2024 we get a double bump from annual plan retention and continue retention on semiannual plans.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources for raising capital in the near future; however, our goal is to launch a Series A fundraise within 18 to 24 months.

Indebtedness

- Creditor: Customers
  Amount Owed: $123,199.00
  Interest Rate: 0.0%
  Advances from Customers - this account represents advance payments from customers. In April 2024, revenue will be recognized as the Company's App will be launched.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,560,004.80

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $999,999.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  1.5%
  We will use 1.5% of the funds raised to purchase inventory for the Company's member welcome packets that come with every semiannual and annual membership.

- Operations
  29.0%
  We will use 29% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Customer service, Finance & Accounting, and external/ongoing legal costs. Wages to be commensurate with training, experience and position.

- Working Capital
  8.0%
  We will use 8% of the funds for working capital to cover expenses related to travel and technology enablement solutions intended to drive greater efficiency and lower overall costs.

- Professional Lobby Firm
  10.0%
  Finally, we will spend up to 10% on lobbying services as a means of helping influence federal and state budget appropriations to be directed towards subsidizing Attorney Shield for our country's disabled (mental and physical), poorest, and homeless. These three groups experience the highest occurrence of police contact, use of force, and arrest.

- StartEngine Marketing and Business Marketing
  20.0%
  We will use 20% over the next year on marketing & promotion of our company and our StartEngine Raise as a means of expanding awareness of Attorney Shield, the app and legal service, and our mission.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://attorney-shield.com (https://attorney-shield.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/attorney-shield

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Attorney Shield, Inc.

[See attached]



Attorney Shield, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception at July 17, 2023 to December 31, 2023 and for the period ended March 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Attorney Shield, Inc. Management

We have reviewed the accompanying financial statements of Attorney Shield, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & period ended March 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 1, 2024

ATTORNEY SHIELD, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	As of December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	105,013	172,406
Total Current Assets	105,013	172,406
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	105,013	172,406
LIABILITIES AND EQUITY		
Current Liabilities:		
Advances from Customers	123,199	123,199
Total Current Liabilities	123,199	123,199
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	123,199	123,199
EQUITY		
Common Stock	580	580
Additional Paid-In Capital - CS	1,420	1,420
Additional Paid-In Capital - Stock Options	56,000	56,000
Preferred Stock	33	33
Additional Paid-In Capital - PS	74,967	74,967
Retained Earnings (Deficit)	(151,186)	(83,793)
TOTAL EQUITY	(18,186)	49,207
TOTAL LIABILITIES AND EQUITY	105,013	172,406

ATTORNEY SHIELD, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended March 31, 2024	Year Ended December 31, 2023
Revenues		
Sales	53,927	-
Cost of Goods Sold	14,542	852
Gross Profit	39,385	(852)
Operating Expenses		
Advertising & Marketing	5,616	823
General and Administrative	8,477	3,794
Payroll Expenses	45,890	57,100
Research and Development	46,800	21,225
Total Operating Expenses	106,783	82,942
Total Loss from Operations	(67,398)	(83,794)
Other Income/Expense		
Interest Income	4	2
Total Other Income/Expense	4	2
Earnings Before Income Taxes, Depreciation, and Amortization	(67,393)	(83,793)
Depreciation and Amortization	-	-
Income Taxes	-	-
Net Loss	(67,393)	(83,793)

ATTORNEY SHIELD, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	APIC	Preferred Stock		APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	CS	Stock Options	# of Shares	$ Amount	PS		
Inception at 7/17/2023	-	-	-	-	-	-	-	-	-
Initial Contribution and Issuance of Stocks	5,800,000	580	1,420	-	-	-	-	-	2,000
Issuance of Preferred Stocks	-	-	-	-	333,336	33	74,967	-	75,000
Issuance of Stock Options	-	-	-	56,000	-	-	-	-	56,000
Net Loss	-	-	-	-	-	-	-	(83,793)	(83,793)
Ending balance at 12/31/2023	5,800,000	580	1,420	56,000	333,336	33	74,967	(83,793)	49,207
Proceeds from Capital Investments	-	-	-	-	-	-	-	-	-
Issuance of Stock Options	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	(67,393)	(67,393)
Ending balance at 3/31/2024	5,800,000	580	1,420	56,000	333,336	33	74,967	(151,186)	(18,186)

ATTORNEY SHIELD, INC.

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended March 31, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Loss	(67,393)	(83,793)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Advances from Customers	-	123,199
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	-	123,199
Net Cash provided by (used in) Operating Activities	(67,393)	39,406
INVESTING ACTIVITIES		
Other Investing Activities	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stocks	-	2,000
Issuance of Stock options	-	56,000
Issuance of Preferred Stocks	-	75,000
Net Cash provided by (used in) Financing Activities	-	133,000
Cash at the beginning of period	172,406	-
Net Cash increase (decrease) for period	(67,393)	172,406
Cash at end of period	105,013	172,406

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Attorney Shield, Inc. ("the Company") was formed on July 17, 2023 as a Delaware Corporation. The Company currently earns revenue from member fees related to the Company's technology enabled on-demand legal service. The Company's headquarters is in Dover, Delaware 19901. The Company is a 100% remote organization, where both the CEO and President operate from remote offices in St Augustine, Florida. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of March 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company had $105,013 and $172,406 in cash as of March 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

To maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company's payments are generally collected at the time of service or initiation of services.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

Consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development. Also includes business administration expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Research and Development

Expenses related to the development of the SAAS platform by the Company, including direct labor costs.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock is $0.07.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, 7/17/2023	-	-	$ -
Granted	800,000	0.07	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, 12/31/2023	800,000	0.07	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/canceled	-	-	$ -
Total options outstanding, 3/31/2024	800,000	0.07	$ -
Options exercisable, 3/31/2024	800,000	0.07	$ -

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Options	Weighted Average Fair Value
Nonvested options, 7/17/2023		
Granted	800,000	0.07
Vested	(800,000)	0.07
Forfeited	-	-
Nonvested options, 12/31/2023	-	0.07
Granted	-	-
Vested	-	0.07
Forfeited	-	-
Nonvested options, 3/31/2024	-	0.07

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Advances from Customers - this account represents advance payments from customers. In April 2024, revenue will be recognized as the Company's App will be launched.

NOTE 6 – EQUITY

The Company has authorized 14,400,000 of common shares, composed of 10,700,004 voting and 3,699,996 nonvoting, with a par value of $0.0001 per share and 500,004 of preferred shares with a par value of $0.0001 per share.

5,800,000 voting common shares and 333,336 preferred shares were issued and outstanding as of December 31, 2023 and March 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 1 2024, the date these financial statements were available to be issued.

From April to July 2024, 76,668 preferred shares were subscribed and issued to two new investors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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On-demand legal support

Launched in April 2024, we're already gaining traction with over 5,300 paid members (users) and $150,000 raised.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ATTORNEY SHIELD
Protecting Your Rights

$0 Raised

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$1.20 Per Share

RAISED ⓘ $0	INVESTORS ---
MIN INVEST ⓘ $100.80	VALUATION $10.56M

REASONS TO INVEST



Public concern over predatory policing tactics harming communities is high as municipal civil settlements related to police misconduct exceed $400M annually. We empower users to feel safe during police interactions.

 Early Traction, Solid Growth: Launched in April, Attorney Shield already boasts over 5.3K members nationwide and $150K in seed funding, demonstrating early success.

 Strategic relationships with web channels Lackluster Media and Long Island Audit, hip hop producer Frank Nitty, and auto broker/agents LendDefy and Velocity Business can enhance our market potential and reach.

TEAM



David Christopher Walton • Chief Executive Officer, Co-Founder, Director, Officer, Executive, Principal Securities Holder

David Walton, CEO and co-founder of Attorney Shield, Inc., brings over 25 years of experience in financial services, IT, business services, and government. His diverse background includes roles at JP Morgan Chase, LexisNexis, FIS, and teaching at ...

Read More





Andy Jack Chance • President, Co-Founder, Director, Officer, Executive, Principal Securities Holder

Andy Chance, President and co-founder of Attorney Shield, Inc., has over 20 years of experience in government affairs and business development. He leads a team focused on delivering exceptional value through strategic partnerships and innovation. Andy's ...

Read More



THE PITCH

Protecting Your Rights & Promoting Safety

Attorney Shield is transforming police interactions by providing immediate on-demand legal support through our mobile app. Imagine having a lawyer by your side, 24/7, ready to guide you through interactions with law enforcement. Our specially trained Legal First Responders offer emergency legal support, from traffic stops to domestic calls, ensuring you feel safe, informed, and protected.

At Attorney Shield, we believe everyone deserves to breathe – to live free from harm by others and government. This standpoint drives our mission to protect individual rights, promote safety, and improve accountability.

We understand the importance of protecting your rights while also respecting the important role law enforcement plays in our communities. That's why our Legal First Responders are trained to promote an environment of collaboration and mutual respect. Our legal experts provide real-time legal information and advocacy to help you make confident decisions during unplanned police interactions.

Here's How it Works:

1. **Download the AttorneyShield App:** Be prepared for any situation. Available on IOS and Android, download the Attorney Shield app on your smartphone from the App Store or Google Play.
2. **Activate During an Encounter:** If you're pulled over or directly engaged by law enforcement, open the app, and select your incident (traffic stop, auto accident, domestic, pedestrian, or other), then tap confirm. Simultaneously, we send your emergency contacts the geolocation of your request.
3. **Get Real-Time Legal Information:** Our Legal First Responders will explain your rights and obligations for your situation.
4. **Maintain Safety and Cooperation:** Our focus is on de-escalation and ensuring a safe resolution for everyone involved. We remind you to be respectful and cooperative with law enforcement officers.

We believe Attorney Shield has the power to help prevent misunderstandings and conflicts during high-stress situations and are committed to prioritizing safety, professionalism, and mutual respect for both our members and law enforcement officers.



Why Attorney Shield?

Peace of Mind:

Immediate 24/7 on-demand legal support nationwide means our members are never alone.

Transparency & Accountability:

All interactions are recorded in our secure cloud for the protection of everyone involved.

Affordable Access:

For less than $9 per month, get nationwide coverage with individual and family membership options.

In order to obtain a subscription for less than $9 per month, users will need to subscribe to an annual [plan/membership], priced at $106/year.

THE PROBLEM & OUR SOLUTION

Improving Interactions Between the Police & the Public

Millions of Americans face negative, stressful, and potentially risky interactions with law enforcement each year. Knowing your rights is essential, but navigating a tense situation alone can be overwhelming.[1,2,3] According to the Department of Justice , 34,500 people reported excessive use of force by police in 2020.[4] Statistics from Mapping Police Violence shows a rise in police-related deaths (1,247 in 2023[5] and 685[6] in 2024 as of July 15th), with a significant portion (51%) occurring in non-

violent situations. Additionally, marginalized communities and individuals with disabilities face a heightened risk of negative interactions.[7,8]

At Attorney Shield, we believe police conduct and investigations must be constitutionally lawful, professional, and ethical. However, we see growing and un-American policing trends where individuals are arrested for resisting arrest with no other charges. As well, skyrocketing numbers of elementary school arrest among students diagnosed with mental and emotional conditions demonstrates another troubling trend. Attorney Shield was founded on our belief that our country deserves better.



Stay Prepared and Protected:
Important Documents Upload: Upload important documents for quick access within the app without interrupting the recorded video session.
Unlimited Recorded Video Support: Document your encounter and ensure transparency with secure recordings.
Emergency Contact Notification: Keep loved ones informed with automated alerts upon requesting legal help.
ATTORNEY SHIELD
Rex Hawthorne
07:33
Documents
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End
Sarah
Profile
Personal Information
View Intro Video
My Documents
Plan Detail
Emergency Contact Details
History
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Support
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Welcome to Attorney Shield, a new era of empowerment and accountability. A mobile app and on-demand legal service that protects your rights during unexpected encounters with police. Attorney Shield isn't just an app; it's a movement towards safeguarding civil liberties through technology enablement. Our mobile app provides immediate 24/7 access to legal support, connecting our members with attorneys who are ready to guide you through encounters with law enforcement and help secure the best possible outcomes.

THE market & our traction

Police Misconduct Exceeds $400M Annually[9,10]

Our research has revealed that the total addressable market for Attorney Shield encompasses anyone between the ages of 16 and 56. According to a Department of Justice Bureau of Justice Statistics 2020 report, approximately 25.4 million people encounter law enforcement-initiated contact per year (excluding auto accidents), and another 7.8 million related to traffic accidents for a total of 35.5 million in total. Additionally, the report cited that 34,500 people report the use of excessive force by police each year.[11]

Within this broad market, we've identified four key target groups:

- The Patriot: Individuals with strong constitutional convictions, often identifying as patriots. They value their rights and freedoms and are vigilant about protecting them.
- Auto Enthusiasts: Those who spend significant time on the road or on the water; making them most likely to encounter law enforcement.
- Most at Risk: Young males earning less than $50,000 annually, have the highest probability for police interactions and to experience the least favorable outcomes.
- Concerned Parents: Parents of teenagers and young adults, primarily driven by protective instincts and that children lack experience in these situations.

We see these target groups as being most receptive to general consumer marketing and promotion.

Demand Indicators

 Public concern about accountability is high.

 Public trust in local police departments is low.

 Affordable legal support for greater accessibility.

 High taxpayer cost associated with police misconduct settlements.

 Growing number of police-related deaths in non-violent situations.

The sentiment among the public toward greater police accountability is strong. According to a Pew Research Center study, 66% of those surveyed say civilians need to have the power to sue police officers in order to hold them accountable for excessive use of force or misconduct.[12] A similar report published by the Cato Institute revealed that 36% of those surveyed held less than favorable attitudes toward their local police agencies and nearly half (49%) of Americans say "most" police officers think they are "above the law." The same report cited 46% of Americans say police are "generally not" held accountable for misconduct, 58% say the US justice system fails to treat everyone equally before the law, and 65% think police officers regularly racially profile Americans.[13]

Ultimately, there is a steep cost to taxpayers when police make mistakes or carry out their duties in an unlawful manner. Municipal civil settlements related to police misconduct exceed $400 million per year; with New York City and Chicago leading the annual average at $170 million and $47 million respectively.[14,15] By immediately connecting users with licensed attorneys for guidance and protection, Attorney Shield tackles this critical issue by facilitating an environment of safety, protection of individual rights, and accountability.



Strategic Relationships

Collaborations with media channels (Lackluster Media, Long Island Audit, Bigney Law)

5,300
Paid Members

$150K
Private/Seed Investors

$276K Member adoption revenue through July 24, 2024

WHY INVEST

Become Informed, Empowered, & Engaged

At Attorney Shield, we are proud of our strong market traction, unique and scalable business model, seasoned leadership, and strategic relationships. Our Co-Founders, David Walton and Andy Chance, bring over 55 years of combined experience information technology, business development, public policy, and government affairs. Additionally, our strategic relationships have been curated to facilitate rapid adoption and growth through multiple promotion and distribution channels.

Pedestrian Stop: "I was approached by an officer who said I was trespassing. After the initial confrontation I grabbed my phone and opened the attorney shield app. I was greeted by an attorney named Stephanie and she informed me of my rights. It was just fantastic knowing a lawyer was listening and watching the interaction."

—**Michael I,** 2023 Member



Traffic Stop: I've already tried to spread the word... This app truly is amazing and I appreciate it's existence especially in today's climate. The app definitely gives someone a feeling of security when in these situations."

—**Paul G,** 2023 Member

Traffic Stop: "I just wanted to say how epic your app is. I got pulled over last night and your lawyer was absolutely outstanding. He (the legal first responder) brought me back to what my rights are when I was super flustered. I am telling all my friends about attorney shield. I am a touring musician and to have you for peace of mind is simply incredible. Thank you again."

—**John S,** 2024 Member

Member Support: "It's amazing how different law enforcement officers behave when they know a lawyer is present and they are being recorded."

—Robert T, 2024 Member

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
8 THE GRN STE R
DOVER, DE 19901

WEBSITE
View Site

Launched in April 2024, we're already gaining traction with over 5,300 paid members (users) and $150,000 raised.

Attorney Shield represents a grassroots movement toward an improved system of justice, and a unique method and process for enabling immediate engagement of professional resources. Beyond being a technology-driven legal service, we've pioneered a new market segment within legal services that prioritizes affordability, accessibility, and immediate access to live professional support through our innovative and scalable service delivery model.

Take advantage of this opportunity to invest in Attorney Shield. Join us as an equity partner in our mission to foster a future where everyone's rights are protected. Your investment is more than a business decision — it's a chance to help reshape how policing works in America and to fulfill our social obligation to promote fairness, justice, and civil liberties for all.

TERMS

Attorney Shield

Overview

PRICE PER SHARE
$1.20

VALUATION
$10.56M

DEADLINE
Aug. 15, 2024 at 8:10 PM UTC

FUNDING GOAL
$15k - $1000k

Breakdown

MIN INVESTMENT
$100.80

OFFERING TYPE
Equity

MAX INVESTMENT
$999,999.60

ASSET TYPE

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
12,500

MAX NUMBER OF SHARES OFFERED
833,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing



Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 10% bonus shares

Super Early Bird - Invest within the first week and receive 7% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive an Annual Attorney Shield Family Membership (up to 5 member accounts)

Tier 2 Perk - Invest $1000+ and receive a lifetime Attorney Shield Individual Membership

Tier 3 Perk - Invest $5,000+ and receive a lifetime Attorney Shield Family Membership (up to 5 member accounts)

Tier 4 Perk - Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk - Invest $25,000+ and receive 7% bonus shares

Tier 6 Perk - Invest $50,000+ and receive 10% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Attorney Shield, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.20 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for

administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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HOW INVESTING WORKS

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1- Introduction (The Problem and Impact)

1.1 The Problem

Graphical Message:

Music: Open with serious or somber score.

(1) 33.2 million people over age 16 experienced police-initiated contact in 2020.

(2) 34.5K reported excessive use of force. (include footnote that this number is derived from figures in the 2020 DOJ report.

Backdrop:

"Special Report" or "Breaking News" frame. Footage of police brutality and rights violations <multiplying mosaic effect of various videos>

Narration (50 Seconds):

"Millions face stressful and potentially dangerous encounters with law enforcement each year. Knowing your rights is essential, but navigating these tense situations alone can be intimidating. Let us explain why."

1.2 The Impact

Graphical Message:

Music: Continue serious or somber score.

(5) Taxpayer cost of police misconduct: Over $400 million annually.

(2) Public trust declines: 36% view police unfavorably; 49% believe most officers think they are above the law.

(6) Accountability issues: 46% say police are rarely held accountable.

(3) Criminal records impact: 77 million Americans or 1 in every 3 adults face advancement barriers due to past records.

(6) Desire for reform: 89% support for databases on officer misconduct and independent investigations.

(1) Prioritized Policing Focus: 78% of Americans want their police to prioritize investigating violent crimes and only.

Elementary school arrest in Florida.

Backdrop:

"Special Report" or "Breaking News" frame

Narration (55 seconds):

"In a nation with the fourth highest incarceration rate, fueled by an overwhelming patchwork of laws, seemingly normal activities can unintentionally place anyone in the crosshairs of law enforcement.

At the local level, police effectiveness is widely determined by the number of citations and arrests, which is counterproductive. This approach exposes a priority of quantity over quality, lowers engagement thresholds, and shifts resources away from serious crimes.

Compounding this, law enforcement's use of unethical policing tactics like pretextual stops, unlawful searches, and other forms of coercive investigations causes harm to the innocent and damages community trust.

Furthermore, deceptive investigative tactics can lead to entrapment of the innocent. Lying as a professional practice often fosters a culture of dishonesty and corruption which undermines public service and due process principles.

Even within our schools, the rise of campus resource officers over the past decade has resulted in skyrocketing elementary school arrests, particularly among students with mental and emotional conditions

Though smartphone video has emerged as a major tool for exposing police misconduct, taxpayers are the ones who bear the rising costs of civil lawsuits and settlements.

As a result, there is growing national support for police reforms, elimination of dated criminal codes, and greater transparency and accountability. Americans want real solutions that protects their interest and ensures police act within the bounds of law and decency."

2 The Solution

2.1 Introducing Attorney Shield

Visuals:

Music: Continue calm and uplifting score

A variety of Attorney Shield b-roll, including app and website screen captures.

Narration (30 seconds):

" Welcome to Attorney Shield, a new era of empowerment and accountability. A mobile app and on-demand legal service that protects your rights during unexpected encounters with police. Attorney Shield isn't just an app; it's a movement towards safeguarding civil liberties through technology enablement.

Imagine having an attorney by your side, 24/7, to be your guide. Our specially trained Legal First Responders provide emergency legal support, from traffic stops to domestic calls, ensuring you feel empowered, informed, and protected."

2.2 How it Works

Visuals:

Continue calm and uplifting score

B-roll of the US constitution (Mention 6th amendment) , actual video footage of ASI incidents with a red "recording" icon in the center, and individuals who look like attorneys.

B-roll of the IOS and Android ASI download page.

Demo of home screen, service request, active session, emergency contact screen, service history and emergency contact SMS text – just before connection.

B-roll of interaction with law enforcement using attorney shield. Perhaps more actual member footage where available.

Demo of PIN entry to end call. When Syd is Looking at phone

B-roll of member driving off after traffic stop or use of actual ASI incident footage of the same.

Narration (25 seconds):

"At Attorney Shield, we understand the importance of protecting your rights while also respecting the important role law enforcement plays in our communities. That's why our Legal First Responders are trained to promote an environment of collaboration and mutual respect. Our legal experts provide real-time legal information and advocacy to help you make confident decisions during unplanned police interactions.

Here's How the App Works (2 seconds):

Emergency Support (15 seconds): "If you're pulled over or directly engaged by law enforcement, open the app, and select your incident, and confirm. Simultaneously, we send your emergency contacts the geolocation of your request."

Legal Support (10 seconds): "Our Legal First Responders will explain your rights and obligations for your situation.

Safety (20 seconds): "Our focus is on de-escalation and ensuring a safe resolution for everyone involved.

Attorney Shield is committed to your protection, safety, and achieving the best possible outcome during these high-stress situations."

2.3 Making A Positive Impact

Visuals:

Continue calm and uplifting score

Actual member legal support footage.

Testimonials

Narration (35 seconds):

"Attorney Shield is changing the way policing works in America, one call at a time. Since their national launch, Attorney Shield has provided emergency legal support to hundreds. A review of recent video footage shows evidence that members are more confident and relaxed, and the officers engage in a consistently professional manner.

Even during instances of arrest, members expressed feeling less panicked because they were not alone.

Many are now saying once a reasonable majority of the public adopts the attorney shield app, this will result in improved individual outcomes, fewer instances of police misconduct, and improved relationships between police and their communities."

2.4 Founders' Origin Story

Visuals:

Music: Transition music score that is calming or uplifting.

Flash to 'AttorneyButton.com' upon mention.

End with an animated version of the Attorney Shield shield color icon.

Add captions for events if possible.

Narration (40 second):

"Co-founders Andy Chance and David Walton were struck by a disturbing and brutal incident. After witnessing an innocent man subjected to an unwarranted and violent response by police, both realized the dire need for a better way – an urgent need for everyone to be protected and supported when engaged by police. This moment of injustice and indecency inspired the idea of the 'Attorney Button' and the birth of Attorney Shield - conceptualized as an immediate lifeline for constitutional rights protection, legal advocacy, and transparency."

3 The Market and Opportunity

3.1 Market Size

Visuals:

Music: Transition music to a corporate themed score.

Addressable market between 16 and 56

Marketing Target Captions

Identity – The Patriot

Lifestyle – The Automotive Enthusiast

Most at Risk: Young males earning less than $50K annually

Emotional Appeal: Parents of teen and young adult children

Narration (20 seconds):

"The founders see the potential market for Attorney Shield to be sizable, encompassing the millions annually affected by police interactions. Their primary market segment includes individuals between the ages of 16 and 56. Within this broad market, the founders have identified four key target groups:"

The Patriot (20 seconds): "The first are individuals with strong constitutional convictions, often identifying as patriots. This group values their rights and freedoms and are vigilant about protecting them."

Auto Enthusiasts (15 seconds): "The second are automotive enthusiasts who spend lots of time on the road or on the water; making them most likely to encounter law enforcement."

Most at Risk (20 seconds) The third group, young males earning less than $50,000 annually, have the highest probability for police interactions and to experience the least favorable outcomes.

Concerned Parents (20 seconds): "And our fourth and last target group includes Parents of teenagers and young adults, primarily driven by protective instincts and that children lack experience in these complex situations.

Attorney Shield has targeted these groups as being most receptive to general consumer marketing and promotion."

3.2 Investment Opportunity

Visuals:

Music: Continue corporate themed score.

Include total members (over 5,300), total downloads (5,300 + 4,400 = 9,700) since April 2024 include leadership head shots with titles, and flash names of previous roles/companies

include partner headshots, Bigney, Dale, Sean, maybe Frank Nitty

Narration (20 seconds):

"At Attorney Shield, we are proud of our strong market traction, unique business model, seasoned leadership, and strategic relationships. Our Co-Founders, David Walton and Andy Chance bring over 55 years of combined experience in information technology, business development, public policy, and government affairs. Additionally, our strategic relationships play a key role in facilitating rapid adoption and growth through promotion and distribution channels."

3.3 Call to Action

Visuals:

Start with images of diverse individuals and communities.

Narration (20 seconds):

"Take advantage of this rare opportunity to invest in Attorney Shield. Join Attorney Shield as an equity partner in their mission to foster a future where everyone's rights are protected. Your investment is more than a business decision — it's a chance to help reshape how policing works in America and to fulfill our social obligation to promote fairness, justice, and civil liberties for all.

Gabby Ross, Attorney Shield News."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "ATTORNEY SHIELD, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF JULY, A.D.

2024, AT 1:01 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



7556200 8100
SR# 20243235167

Authentication: 204021545
Date: 07-26-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 07/25/2024
FILED 01:01 PM 07/25/2024
SR 20243235167 - File Number 7556200

ATTORNEY SHIELD, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Attorney Shield, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows.

1. The name of this corporation is Attorney Shield, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 17, 2023 under the name Attorney Shield, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on the date below.

By: [signature]
David C. Walton
Chief Executive Officer



Date: 07/23/2024

507805163.2

ATTORNEY SHIELD, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Attorney Shield, Inc. (the **"Corporation"**).

ARTICLE II: REGISTERED OFFICE.

The registered office of the Corporation in the State of Delaware is located at 8 The Green, STE R, Dover, County of Kent, Delaware 19901. The name of its Registered Agent at such address is Resident Agents Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "**Restated Certificate**"), the following terms have the meanings set forth below:

"**Applicable Original Issue Price**" for the Series Seed Preferred Stock means $0.30 per share.

"**Board**" means the board of directors of the Corporation.

"**Deemed Liquidation Event**" has the meaning specified in Section 1.3 of Part B of Article V.

"**Qualified IPO**" means (a) the initial public offering of the Common Stock of the Corporation pursuant to an effective registration statement filed under the U.S. Securities Act of 1933, as a result of which the Common Stock of the Corporation are listed for trading with the New York Stock Exchange, NASDAQ Stock Market or such other nationally recognized stock exchange or trading market approved by the Board (the "**Stock Exchange**"), or (b) a merger of the Corporation with a special purpose acquisition company whose securities are publicly traded on the Stock Exchange (a "**SPAC**"), as a result of which the stockholders of the Corporation receive publicly traded securities of the SPAC in exchange for their Common Stock of the Corporation pursuant to the rules and regulations of the relevant Stock Exchange, in which the pre-offering valuation of the Corporation is at least $50 million.

"**Requisite Holders**" means the holder or holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 14,400,000 shares of Common Stock, $0.0001 par value per share and (b) 500,004 shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, of the authorized shares of Preferred Stock of the Corporation, 500,004 shares are hereby designated "**Series Seed Preferred Stock**."

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General**. 10,700,004 shares of the authorized Common Stock are designated "**Class A Common Stock**," and 3,699,996 shares of the authorized Common Stock are designated "**Class B Common Stock**". The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock, if any. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (the "**DGCL**").

2. **Voting**. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) and the Class B Common Stock will have no voting power whatsoever, except as required by law; provided, however, that holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "**Restated Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Restated Certificate or pursuant to the DGCL. There shall be no cumulative voting. Subject to Section 2.1 of Part B below, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. The holders of Common Stock hereby waive any right to vote as a separate class on any amendment to the Restated Certificate that increases the authorized shares of Common Stock.

3. **Conversion of Class B Common Stock**.

    3.1   Automatic Conversion on Qualified IPO or Deemed Liquidation Event. Upon either the closing of a (a) Qualified IPO or (b) Deemed Liquidation Event (the time of such closing is referred to herein as the "**Conversion Time**"), then (i) each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock (or any class of Common Stock into which the Class A Common Stock is then converted by virtue of the Qualified IPO) and (ii) such shares of converted Class B Common Stock may not be reissued by the Corporation.

    3.2   Procedural Requirements. All holders of record of shares of Class B Common Stock shall be sent written notice of the Conversion Time and the place designated for Conversion of all such shares of Class B Common Stock pursuant to this Section 3. Such notice need not be sent in advance of the occurrence of the Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of shares of Class A Common Stock (or any class of Common Stock into which the Class A Common Stock is then converted by virtue of the Qualified IPO) issuable on such conversion in accordance with the provisions hereof. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

    1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Applicable Original Issue Price for such share of Preferred

Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise)

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of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **<u>Voting</u>.**

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3. **<u>Conversion</u>.** The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Applicable Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Applicable Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized

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but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effects a subdivision of the outstanding Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Class A Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Class A Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to a Qualified IPO or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

    (a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

    (b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

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(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII:

BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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